Filed by RADA Electronic Industries Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: July 7, 2022

RADA Provides Financial Update

RADA expects revenue of approximately $22.5 million for the second quarter of 2022;
In light of the Company’s pending merger with Leonardo DRS, RADA is withdrawing its full year 2022 revenue guidance

NETANYA, Israel, July 5, 2022 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force,  today provided a financial update for year 2022.

Revenues for the second quarter of 2022 are expected to be approximately $22.5 million, at a similar level to that of the first quarter of this year.

In light of the pending merger with Leonardo DRS, which is expected to be completed during the upcoming fourth quarter, RADA is withdrawing its full year 2022 guidance.

Dov Sella, RADA’s CEO, commented, “It is taking longer for RADA to recover from the U.S. Continuing Resolution (CR) pause with orders coming slower than originally planned for and revenues from the U.S. similarly impacted. .”

Continued Mr. Sella, “We continue to be excited about the pending merger with U.S. based Leonardo DRS. Our combined company will be a leading defense electronics player with capabilities serving a diverse range of high growth budget priorities. We strongly believe it is the way forward for RADA and its shareholders it is highly synergistic for both sides. We are joining a leading electronic defense company in which RADA will continue to play an important role. European, U.S. and global militaries learning lessons from the invasion of Ukraine are placing increased importance on the force protection systems our radars enable. We believe that the long-term growth goals of RADA are more achievable as part of a large global defense group.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Forward-Looking Statements
This communication includes certain forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide RADA Electronic Industries Ltd. (“RADA”) stockholders with information about RADA. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the pending merger with Leonardo DRS and its potential benefits.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to a right to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA shareholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, shareholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in RADA’s filings with the SEC, including under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, RADA assumes no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA.

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 ehud@gkir.com

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of RADA Electronic Industries Limited (“RADA”) and Leonardo DRS, Inc. (“DRS”) and its impact, if completed, on the combined company’s business.  Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by RADA by contacting RADA at +972 76 538 6202 or 7 Giborei Israel Street, Netanya, Israel.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.